EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Victory Energy Corporation (the Company) on Form S-8 of our report, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, dated November 12, 2013, with respect to our audits of the consolidated financial statements of Victory Energy Corporation as of December 31, 2012 and 2011 (restated) and for the years ended appearing in the Annual Report on Form 10-K of Victory Energy Corporation for the years then ended.  We were dismissed as auditors on November 20, 2013 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of November 20, 2013.

/s/ Marcum LLP

Los Angeles, California
March 7, 2014